

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
Gregory E. Abel
Chief Executive Officer
MidAmerican Energy Holdings Company
666 Grand Avenue, Suite 500
Des Moines, Iowa 50309-2580

>   **Re: MidAmerican Energy Holdings Company**
>   **Registration Statement on Form S-4**
>   **Filed January 13, 2014**
>   **File No. 333-193339**

Dear Mr. Abel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus Cover Page

3. Please revise your prospectus cover page to disclose the following:

    - Broker-dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes; and

    - Broker-dealers who acquired the original notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

    Your disclosure in the last paragraph on page i is insufficient in this regard.

The Exchange Offer, page 3

Exchange Date, page 4

4. Please revise to state that the issuer will issue the New Notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14e-1(c).

Expiration Date; Extensions; Termination; Amendments, page 30

5. Please confirm supplementally that the offer will remain open for at least ten business days following any amendment to the offer that riggers the mandatory extension provisions of Exchange Act Rule 14e-1(b).

6. Please note that you must disclose all material conditions to the offer and the conditions should be based on objective criteria. In this regard, we note your disclosure on the third full paragraph on page 30 that you reserve the right to "amend the terms of the Exchange offer in any manner." Please note that the ability to terminate the offer for reasons other than triggering of conditions is usually inappropriate. Revise the language in this section and in the last sentence of the first paragraph on page 35.

Incorporation of Certain Documents by Reference, page 60

7. Please provide us with your analysis as to your eligibility to incorporate by reference into the Form S-4.

Item 22. Undertakings, page II-2

8. Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director